Exhibit 4.2
AMENDMENT
TO
AMENDED AND RESTATED RIGHTS AGREEMENT
     This Amendment to the Amended and Restated Rights Agreement (this “Amendment”) between Selectica, Inc., a Delaware corporation (the “Company”), and Computershare Trust Company, N.A., as Rights Agent, is effective this 26th day of January, 2009. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed thereto in the Amended and Restated Rights Agreement.
W I T N E S S E T H:
     WHEREAS, on February 4, 2003, the Company and the Rights Agent entered into that certain Rights Agreement between the Company and the Rights Agent, and on November 17, 2008 and December 31, 2008, that agreement was amended pursuant to its terms to, among other things, reduce the threshold at which a Beneficial Owner of the Company’s outstanding common stock would become an Acquiring Person from 15% to 4.99%, subject to certain terms and conditions, in order to protect the tax benefit of the Company’s net operating loss carryforwards and other tax carryforwards and credits (such agreement, as so amended, the “Rights Agreement”) and to clarify the manner in which an exchange of Rights would be effected pursuant to the terms thereof;
     WHEREAS, upon the consummation of their acquisition of Beneficial Ownership of additional shares of the Company’s common stock on December 18 and 19, 2008, Versata Enterprises, Inc. and Trilogy, Inc., together with their Affiliates and Associates, became Acquiring Persons under the Rights Agreement;
     WHEREAS, on January 2, 2009, the review committee of the Board of Directors of the Company (the “Review Committee”) adopted the Amended and Restated Rights Agreement, declared an exchange of Rights (other than any Rights that had become void pursuant thereto) pursuant to Section 24 thereof, and declared a dividend of one Right to purchase shares of Series B Junior Participating Preferred Stock for each outstanding and future-issued shares, subject to the terms of the Amended and Restated Rights Agreement;
     WHEREAS, the Company desires to amend the Amended and Restated Rights Agreement pursuant to Section 27 thereof to further clarify the manner in which such exchange shall be effected; and
     WHEREAS, as of the date hereof, the Company has satisfied all requirements to effect an amendment to the Amended and Restated Rights Agreement.
     NOW, THEREFORE, in consideration of the premises and of the mutual agreements herein set forth, the parties hereto agree as follows:

     Section 1. Amendments.
          (a) Section 24 of the Amended and Restated Rights Agreement is hereby amended to add the following provision as subsection (d) thereof:
          “(d) Upon declaring an exchange pursuant to this Section 24, or as promptly as reasonably practicable thereafter, the Board may direct the Company to enter into a Trust Agreement (the “Trust Agreement”) in substantially the form attached hereto as Annex I. If the Board so directs the Company to enter into the Trust Agreement, at the Effective Time (as defined in the Trust Agreement), the Company shall issue to the trust created by the Trust Agreement (the “Trust”) all of the shares of Common Stock and other securities, if any, distributable pursuant to the Exchange (which, for the avoidance of doubt, shall not include any shares or other securities distributed pursuant to the Initial Distribution (as defined in the Trust Agreement)), along with any dividends or distributions made on such shares or other securities after the Effective Time (as defined in the Trust Agreement), and all stockholders entitled to distribution of such shares or other securities (and any dividends or distributions made thereon after the Effective Time (as defined in the Trust Agreement)) shall be entitled to receive distribution of such shares or other securities (and any dividends or distributions made thereon after the Effective Time (as defined in the Trust Agreement)) from the Trust solely upon compliance with all relevant terms and provisions of the Trust Agreement.”
          (b) The Amended and Restated Rights Agreement is further amended by adding the form of Trust Agreement attached hereto as Exhibit A as Annex I of the Amended and Restated Rights Agreement.
     Section 2. Effect of this Amendment. It is the intent of the parties hereto that this Amendment constitutes an amendment of the Amended and Restated Rights Agreement as contemplated by Section 27 thereof. This Amendment shall be deemed effective as of the date hereof upon execution and delivery by the Board as if executed by both parties hereto on such date. Except as expressly provided in this Amendment, the terms of the Amended and Restated Rights Agreement remain in full force and effect. Unless the context clearly provides otherwise, any reference to the “Amended and Restated Rights Agreement” shall be deemed to be a reference to the Amended and Restated Rights Agreement as amended hereby.
     Section 3. Counterparts. This Amendment may be executed in any number of counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute one and the same instrument.
     Section 4. Governing Law. This Amendment shall be deemed to be a contract made under the laws of the State of Delaware and for all purposes shall be governed by and construed in accordance with the laws of such state applicable to contracts to be made and performed entirely within such state.

     Section 5. Severability. If any term, provision, covenant or restriction of this Amendment is held by a court of competent jurisdiction or other authority to be invalid, illegal or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Amendment shall remain in full force and effect and shall in no way be affected, impaired or invalidated.
     Section 6. Descriptive Headings. The captions herein are included for convenience of reference only, do not constitute a part of this Amendment and shall be ignored in the construction and interpretation hereof.

     IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed as of the day and year first above written.

SELECTICA, INC.
By:	/s/ Richard Heaps
	Name:	Richard Heaps
	Title:	Chief Financial Officer and General Counsel

COMPUTERSHARE TRUST COMPANY, N.A.
By:
Name:
Title: